香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
Tel: 2843 3111 Fax: 2810 0506
Website: www.hec.com.hk

RECEIVED
2008 JUL -3 A 6:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

24th June 2008

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

08003596

SUPPL

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Press Announcement published in the newspapers on 24th June 2008 regarding the Company's Poll Result of Extraordinary General Meeting

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

PROCESSED
JUL 08 2008
THOMSON REUTERS

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

dw 7/7

File No. 82-4086

The Standard 24.6.2008

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 00006

港燈
HK Electric

POLL RESULT OF THE RESOLUTION PROPOSED AT THE EXTRAORDINARY GENERAL MEETING

The Company is pleased to announce the result of the poll conducted in respect of the Resolution proposed at the Extraordinary General Meeting of the Company held on 23rd June, 2008 ("EGM") as follows:

RESOLUTION	FOR		AGAINST	
	Number of Shares	*Percentage*	*Number of Shares*	*Percentage*
To approve the acquisition of 50% of the entire issued share capital of Wellington Electricity Distribution Network Holdings Limited and associated matters.	567,239,771	99.9934	37,365	0.0066
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				

• The above percentages are rounded to the nearest four decimal places.

Cheung Kong Infrastructure Holdings Limited ("CKI") and its associates have abstained from voting at the EGM. The total number of shares entitling the holders to attend and vote for or against the Resolution at the EGM is 1,304,511,042 shares. No shareholder was required to vote only against the Resolution at the EGM.

Computershare Hong Kong Investor Services Limited acted as scrutineer for the poll at the EGM.

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 23rd June, 2008

As at the date of this announcement, the Directors of the Company are:

Executive Directors	: Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing Lam (Alternate Director to Mr. KAM: Mr. CHAN Loi Shun), Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT, Mr. WAN Chi Tin and Mr. YUEN Sui See.
Non-executive Directors	: Mr. Ronald Joseph ARCULLI and Mr. George Colin MAGNUS.
Independent Non-executive Directors	: Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung Hin.

This announcement is also available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of the Company at www.heh.com under "Investor Relations - Notices, Announcements & Circulars".

香港經濟日報 2008年6月24日

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 00006

港燈
HK Electric

股東特別大會投票表決結果

本公司欣然宣佈於二零零八年六月二十三日舉行之股東特別大會（「該股東特別大會」）上提呈之議案的投票表決結果如下：

議案	贊成		反對	
	股數	百份比	股數	百份比
批准收購Wellington Electricity Distribution Network Holdings Limited之全部已發行股本之50%及相關事宜。	567,239,771	99.9934	37,365	0.0066
由於贊成票數超過50%，議案通過為普通決議案。				

• 以上百份比以小數點後四個位計算。

長江基建集團有限公司（「長江基建」）及其聯繫人士已在該股東特別大會放棄投票。股東有權出席該股東特別大會並可在會上就議案投贊成票或反對票的股份總數為1,304,511,042股。沒有股東須就議案祇投反對票。

香港中央證券登記有限公司擔任該股東特別大會投票表決的監票員。

承董事會命
公司秘書
黃莉華

香港，二零零八年六月二十三日

於本公佈日期，本公司董事為：

執行董事：霍建寧先生（主席）、曹棨森先生（集團董事總經理）、周胡慕芳女士（亦為霍建寧先生及陸法蘭先生之替任董事）、甄達安先生、甘慶林先生（甘先生之替任董事：陳來順先生）、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生、尹志田先生及阮水師先生。

非執行董事：夏佳理先生及麥理思先生。

獨立非執行董事：顧浩格先生、余頌平先生及黃頌顯先生。

本公佈亦登載於香港交易及結算所有限公司的網站www.hkex.com.hk「最新上市公司公告」一欄及本公司的網站www.heh.com「投資者資訊 — 通告、公佈及通函」一欄。

END